UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  April 03 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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DIRECTORATE CHANGE

CHANGES IN NOVO NORDISK'S EXECUTIVE MANAGEMENT

Following a change in the distribution of responsibilities among the members of its Executive Management, Novo Nordisk has reduced the number of executives from six to five. In this connection Executive Vice President Lars Almblom J0rgensen leaves Novo Nordisk by mutual agreement. His areas of responsibility, Quality, Regulatory Affairs and Business Development, will be taken over by Lise Kingo, Mads Krogsgaard Thomsen and Jesper Brandgaard, respectively. The changes take effect from today.

Commenting on the changes, Lars Rebien S0rensen, president and CEO, says: "I would like to express my sincere gratitude to Lars Almblom J0rgensen for his significant contribution to the company during his more than 25 years with Novo Nordisk. He has played a major role in the company's successful development over the years and is highly respected throughout the organisation for his professionalism and integrity. I wish him the best of luck in the future."

Accordingly, Novo Nordisk's Executive Management is now composed as follows:

o LARS REBIEN S0RENSEN, president and CEO (chief executive officer).

o JESPER BRANDGAARD, executive vice president and CFO (chief financial officer), responsible for finance, legal, IT and corporate and business development.

o LISE KINGO, executive vice president and chief of staffs, responsible for corporate staffs, including people, communication and quality.

o KARE SCHULTZ, executive vice president and COO (chief operating officer), responsible for sales, marketing and production.

o MADS KROGSGAARD THOMSEN, executive vice president and chief science officer, responsible for research, development and regulatory affairs.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 22,000 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                      Investors:

Outside North America:      Outside North America:
Mike Rulis                  Mogens Thorsager Jensen
Tel: (+45) 4442 3573        Tel: (+45) 4442 7945


                            Christian Qvist Frandsen
                            Tel: (+45) 4443 5182

In North America:           In North America:

Susan T Jackson             Mads Veggerby Lausten
Tel: (+1) 609 919 7776      Tel: (+1) 609 919 7937

Stock Exchange Announcement No 15 / 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 03 2006                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer